UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

AERCAP HOLDINGS N.V.

(Name of Issuer)

Ordinary Shares, EUR 0.01 Nominal Value

(Title of Class of Securities)

N00985106

(CUSIP Number)

Hani Ramadan

Waha AC Coöperatief U.A.

Teleportboulevard 140

1043 EJ Amsterdam

The Netherlands

+971 2 667 7343

Safwan Said

Waha Capital PJSC

Level 43, Tower 3,

Etihad Towers, P.O. Box 28922,

Abu Dhabi, United Arab Emirates

+971 2 403 9311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of filing persons)

September 2, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. N00985106

1.	Names of reporting persons Waha AC Coöperatief U.A.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 29,846,611
	9.	Sole dispositive power 0
	10.	Shared dispositive power 29,846,611
11.	Aggregate amount beneficially owned by each reporting person 29,846,611
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 14.1%*
14.	Type of reporting person OO

*	Based on the 212,318,291 Ordinary Shares that the Issuer reported in its Prospectus Supplement on Form 424(b)(3) filed on September 3, 2014, were issued and outstanding as of the time of such filing.

CUSIP No. N00985106

1.	Names of reporting persons Waha Capital PJSC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Abu Dhabi, United Arab Emirates
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 29,846,611
	9.	Sole dispositive power 0
	10.	Shared dispositive power 29,846,611
11.	Aggregate amount beneficially owned by each reporting person 29,846,611
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 14.1%*
14.	Type of reporting person CO

*	Based on the 212,318,291 Ordinary Shares that the Issuer reported in its Prospectus Supplement on Form 424(b)(3) filed on September 3, 2014, were issued and outstanding as of the time of such filing.

INTRODUCTORY STATEMENT

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed by Waha AC Coöperatief U.A. (the “Stockholder”) and Waha Capital PJSC (together with the Stockholder, the “Reporting Persons”) on November 22, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, filed on December 16, 2013 (“Amendment No. 1”) and Amendment No. 2 thereto, filed on June 16, 2014 (“Amendment No. 2”) (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, is collectively referred to herein as the “Schedule 13D”) relating to the ordinary shares, nominal value EUR0.01 per share (the “Ordinary Shares”) of AerCap Holdings N.V., a Netherlands public limited liability company (the “Issuer”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the final paragraph thereof with the following information:

On September 2, 2014, the Stockholder entered into funded collar confirmations (the “Funded Collar Confirmations”) with each of Deutsche Bank AG, London Branch (“DB”), Nomura International plc (“Nomura”) and Citibank N.A., London Branch (“Citi”, and together with DB and Nomura, the “Funded Collar Counterparties”) that relate in the aggregate to 14,923,306 Ordinary Shares (the “Collared Shares”).

Pursuant to the Funded Collar Confirmations, the Stockholder is purchasing put options relating to Collared Shares from each Funded Collar Counterparty with the initial strike price equal to $42.39 and selling call options relating to the Collared Shares to each Funded Collar Counterparty with the initial strike price equal to $61.23. Under each Funded Collar Confirmation, the Stockholder expects to receive on September 8, 2014 from the Funded Collar Counterparties cash in the amount equal to the present value of the put strike price of the put options on all the Collared Shares, discounted from the expected expiration of those options in approximately three years, less the net premium payable by the Stockholder for those options.

To secure the Stockholder’s obligations under each Funded Collar Confirmation, the Stockholder has entered into the funded collar security agreements (each a “Funded Collar Security Agreement”) with each Funded Collar Counterparty under which the Stockholder has pledged to such Funded Collar Counterparty the Collared Shares and granted to such Funded Collar Counterparty a rehypothecation right permitting it to borrow, sell and transfer the pledged Collared Shares (subject to the Stockholder’s ability to irrevocably recall such rehypothecation right, in which case such Funded Collar Counterparty will be obligated to return securities equivalent to the rehypothecated Collared Shares to the Stockholder, subject to the pledge in favor of such Funded Collar Counterparty). The Funded Collar Counterparties have exercised their respective rehypothecation rights with respect to the Collared Shares pledged to them in full by borrowing and selling in aggregate 10,180,679 Collared Shares in an underwritten offering through Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as underwriters, and advising the Stockholder that they intend to borrow and sell (either themselves or through their affiliates or agents, which may include one or more of the underwriters or their affiliates) the remaining 4,742,627 Collared Shares from time to time in transactions, including block sales, in the over-the-counter market, on the exchange, in negotiated transactions or otherwise, and that they expect to purchase (either themselves or through their affiliates or agents, which may include one or more of the underwriters or their affiliates) an equal number of Ordinary Shares in the open market over the same period of time. The offering of the Collared Shares has been conducted pursuant to an effective registration statement filed by the Issuer in accordance with the Registration Agreement (the “Registration Agreement”) dated as of September 2, 2014, among the Issuer, the Stockholder, the Funded Collar Counterparties and the underwriters, to be filed by the issuer as an exhibit to its Report on Form 6-K to be filed on or around September 8, 2014. Under the terms of the Registration Agreement, the Stockholder agreed not to sell or otherwise transfer any Ordinary Shares (other than the Collared Shares) for 60 days following September 2, 2014, without the prior written consent of the underwriters.

At the expiration of the options granted under each Funded Collar Confirmation, the Stockholder will net its delivery obligations under the respective Funded Collar Confirmation against the return obligation of the Funded Collar Counterparties with respect to the rehypothecated Collared Shares, unless the Stockholder has previously recalled such rehypothecation right or the Stockholder elects to cash settle the Funded Collar Confirmations. In each case, the Stockholder’s delivery obligation under each Funded Collar Confirmation will be based on the relationship between the market price of the Ordinary Shares, as determined under the respective Funded Collar Confirmation during the relevant valuation period, and the put strike price and/or cap strike price specified therein, subject to certain modifications and adjustments.

The Reporting Persons are the beneficial owners of 29,846,611 Ordinary Shares of the Issuer. That number of shares represents 14.1% of the aggregate of 212,318,291 Ordinary Shares that the Reporting Persons understand to be issued and outstanding based on the number of Ordinary Shares that the Issuer reported in its Prospectus Supplement on Form 424(b)(3) filed on September 3, 2014, were issued and outstanding as of the time of such filing.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided above in the response to Item 5.

ITEM 6.	INFORMATION TO BE FILED AS EXHIBITS

EXHIBIT 99.7	Funded Collar Confirmation, dated as of September 2, 2014, among the Stockholder and Deutsche Bank AG, London Branch

EXHIBIT 99.8	Funded Collar Confirmation, dated as of September 2, 2014, among the Stockholder and Nomura International plc

EXHIBIT 99.9	Funded Collar Confirmation, dated as of September 2, 2014, among the Stockholder and Citibank N.A., London Branch

EXHIBIT 99.10	Security Deed, dated as of September 3, 2014, among the Stockholder and Deutsche Bank AG, London Branch

EXHIBIT 99.11	Security Deed, dated as of September 4, 2014, among the Stockholder and Nomura International plc

EXHIBIT 99.12	Security Deed, dated as of September 3, 2014, among the Stockholder and Citibank N.A., London Branch

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2014

WAHA AC COÖPERATIEF U.A.

By:	/s/ Hani Ramadan
Name:	Hani Ramadan
Title:	Director

WAHA CAPITAL PJSC

By:	/s/ Safwan Said
Name:	Safwan Said
Title:	Attorney